CONTACT:

Ronald W. Hasek
(412) 456-4459

                                                FOR IMMEDIATE RELEASE

   PITTSBURGH, PA  January 27, 2004. . . . . Ampco-Pittsburgh
Corporation announced sales of $47,849,000 and $180,233,000 for the quarter and year ended December 31, 2003, respectively, against $40,347,000 and $187,756,000 for the same periods of the prior year. Net income approximated $1,266,000 or $0.13 per share for the three months ended December 31, 2003 in comparison to $569,000 or $0.06 per share for the three months ended December 31, 2002. The Corporation incurred a net loss of ($2,227,000) or ($0.23) per share for the year ended December 31, 2003 and earned a net income of $2,261,000 or $0.24 per share for the year ended December 31, 2002. Included in results for 2003 is an after-tax loss from discontinued operations of ($5,098,000) or ($0.53) per share arising from the third quarter sale of its Plastics Processing Machinery segment and included in results for 2002 is an after-tax charge of ($2,894,000) or ($0.30) per share for the write off of goodwill attributable to that segment.

     Income from operations approximated $1,864,000 and $1,256,000 for the three months ended December 31, 2003 and 2002, respectively, and $5,568,000 and $11,034,000 for the respective years then ended. In addition to incurring legal and case management costs for personal injury claims litigation related to asbestos-containing product, the Corporation provided in the quarter for future defense costs and indemnity payments not expected to be recovered from its insurance carriers. These pretax amounts were $772,000 and $397,000 in the three months ended December 31, 2003 and 2002, respectively, and $2,393,000 and $670,000 for the respective full years.

     For the Forged and Cast Rolls segment, sales for the quarter and year increased by $9,866,000 and $14,530,000, respectively, and operating income improved to $2,407,000 from $679,000 for the quarter and to $6,841,000 from $4,093,000 for the year over the comparable prior year periods. The order book remains healthy; however, escalation in the prices of scrap metal, ferro alloys and natural gas are adversely impacting production costs and margins.

     For the Air and Liquid Processing segment, sales fell dramatically by $2,364,000 in the quarter and $22,053,000 for the year ended December 31, 2003 as a result of reduced demand for equipment for the power generation, construction and industrial manufacturing markets. Income from operations decreased to $596,000 from $1,748,000 and to $3,513,000 from $11,547,000 for the quarter and year against the same periods of the prior year. The segment was also impacted by the majority of the asbestos-related litigation expense referenced above.

     It is difficult to predict any material improvement in earnings until there is significant growth in the level of capital spending in the manufacturing sector. However, the financial condition of the Corporation remains strong.


                                # # #


                       AMPCO-PITTSBURGH CORPORATION
                             FINANCIAL SUMMARY

                          Three Months Ended Dec 31,   Year Ended Dec 31,
                               2003        2002           2003      2002

Sales                     $47,849,000  $40,347,000   $180,233,000  $187,756,000

Income from operations      1,864,000    1,256,000      5,568,000    11,034,000
Other income (expense)-net     99,000       69,000       (419,000)      (53,000)

Income before income taxes  1,963,000    1,325,000      5,149,000    10,981,000
Income tax provision          720,000      848,000      2,278,000     5,019,000

Net income from continuing
 operations                 1,243,000      477,000      2,871,000     5,962,000

Discontinued operations:
 Net income (loss) from
  operations including loss
  on disposal of $4,600,000
  in 2003                      25,000      136,000     (5,330,000)   (1,189,000)
 Income tax (provision)
  benefit                      (2,000)     (44,000)       232,000       382,000

                               23,000       92,000     (5,098,000)     (807,000)
Net income (loss) before
 cumulative effect of change
 in accounting for goodwill 1,266,000      569,000     (2,227,000)    5,155,000

Cumulative effect of change
 in accounting for goodwill,
 net of income taxes of
 $1,558,000                         -            -              -    (2,894,000)

Net income (loss)         $ 1,266,000  $   569,000   $(2,227,000)  $  2,261,000

Basic and diluted
 earnings per share:

  Net income from
   continuing operations  $      0.13  $      0.05   $      0.30   $       0.62

  Net income (loss) from
   discontinued operations$         -  $      0.01   $     (0.53)  $      (0.08)

  Cumulative effect of
   change in accounting
   for goodwill          $         -   $         -   $         -   $      (0.30)

  Net income (loss)      $      0.13   $      0.06   $    (0.23)   $       0.24


Note - The Corporation sold the stock of the Plastics Processing Machinery segment in August 2003. The transaction is recorded as discontinued operations and results for this segment for the current and prior year periods have been reclassified as such.